Certificate of Amendment
(PURSUANT TO NRS 78.385 and 78.390)

1. Name of corporation: Humware Media Corporation

2. The articles have been amended as follows (provide article numbers, if available):

Article One:  “The name of this corporation is EFT BioTech Holdings, Inc."

Article Fourth:  Article Fourth of the Company’s Articles of Incorporation, as amended, is to be amended to add the following immediately after the present Section (1) thereof (which sets forth the number and par value of the Company’s authorized capital stock, none of which is being amended):

“Effective 9:00 a.m. on November 7, 2007 (the “Effective Time”), each twenty thousand (20,000) shares of Common Stock then issued shall be automatically combined into one (1) share of Common Stock of the Corporation. No fractional shares or scrip representing fractions of a share shall be issued, but in lieu thereof, each fraction of a share that any stockholder would otherwise be entitled to receive shall be rounded up to the nearest whole share.”

3. The vote by which the stockholders holding shares in the corporation entitling them to exercise at least a majority of the voting power, or such greater proportion of the voting power as may be required in the case of a vote by classes or series, or as may be required by the provisions of the *articles of incorporation have voted in favor of the amendment is:

51%

4. Effective date of filing (optional):
(must not be later than 90 days after the certificate is filed)

5. Officer Signature (required):

/s/ John Huemoeller
John Huemoeller

*If any proposed amendment would alter or change any preference or any relative or other right given to any class or series of outstanding shares, then the amendment must be approved by the vote, in addition to the affirmative vote otherwise required, of the holders of shares representing a majority of the voting power of each class or series affected by the amendment regardless of limitations or restrictions on the voting power thereof.